SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               --------------

                                SCHEDULE 13D
                               (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             (Amendment No. 1)*

     General Instrument Corporation (formerly NextLevel Systems, Inc.)
---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 370120107
               ---------------------------------------------
                               (CUSIP Number)



Fried, Frank, Harris, Shriver                Forstmann Little & Co.
   & Jacobson                                   Subordinated Debt
   One New York Plaza                           & Equity Management Buyout
   New York, NY  10004                          Partnership-IV
   Attn:  Lois Herzeca, Esq.
   (212) 859-8000                            Instrument Partners
                                                c/o Forstmann Little & Co.
                                                767 Fifth Avenue
                                                New York, NY  10153
                                                Attn:  Winston W. Hutchins
                                                (212) 355-5656

---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               August 12, 1998
               ---------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

-------------------                                       -----------------
CUSIP No. 370120107                                       Page 2 of 6 Pages
-------------------                                       -----------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,161,657

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,161,657

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,161,657

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.9%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13D

-------------------                                       -----------------
CUSIP No. 370120107                                       Page 3 of 6 Pages
-------------------                                       -----------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    INSTRUMENT PARTNERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,547,008

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,547,008

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,547,008

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Company"), previously filed by Instrument Partners, a New York limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"), a New York limited partnership. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 1. Security and Issuer

Item 1 is hereby amended and supplemented as follows:

          Effective February 2, 1998, the Company changed its name from NextLevel Systems, Inc. to General Instrument Corporation. The principal executive offices of the Company are located at 101 Tournament Drive, Horsham, Pennsylvania 19044.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

          (i)  Instrument Partners:

          (a)  Amount Beneficially Owned:

          The shares of Common Stock owned by Instrument Partners represent approximately 6.7% of the Common Stock, as of August 1, 1998.

          (ii) MBO-IV:

          (a) Amount Beneficially Owned:

          The   shares  of   Common   Stock   owned  by  MBO-IV   represent
approximately 5.9% of the Common Stock, as of August 1, 1998.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

          MBO-IV and Instrument Partners entered into a letter agreement, dated August 1, 1998, with the Company, TCI Ventures Group, LLC, a Delaware limited liability company ("TCIV"), and Tele-Communications, Inc., a Delaware corporation ("TCI") and sole member of TCIV, pursuant to which MBO-IV and Instrument Partners have agreed that, from the date of the letter agreement and prior to December 31, 2005, MBO-IV and Instrument Partners will not sell or dispose of any Common Stock of the Company held by them to a third party without first offering such Common Stock for sale to TCIV on the same terms. This obligation does not apply to (i) a registered public offering for cash, (ii) a distribution to their respective partners or (iii) a sale to unaffiliated parties of 5% or less in the aggregate of the Common Stock owned by them as of the date of the letter agreement.

          The foregoing description of the letter agreement is not intended to be complete and is qualified in its entirety by the complete text of the letter agreement, which is incorporated herein by reference. A copy of the letter agreement is filed as Exhibit 3 hereto.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

          3. Letter Agreement, dated August 1, 1998, among Instrument Partners, MBO-IV, the Company, TCIV and TCI.


                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 12, 1998        INSTRUMENT PARTNERS


                              By:  FLC XXII Partnership,
                                   its general partner



                              By:  /s/ Winston W. Hutchins
                                   -----------------------
                                   Winston W. Hutchins,
                                   a general partner





                              FORTSMANN LITTLE & CO. SUBORDINATED DEBT AND
                                   EQUITY MANAGEMENT BUYOUT PARTNERSHIP-IV



                              By:  FLC Partnership,
                                   its general partner



                              By:  /s/ Winston W. Hutchins
                                   -----------------------
                                   Winston W. Hutchins,
                                   a general partner